UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RAMCO-GERSHENSON PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

751452202

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,092,287(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,092,287(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,287(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,242,137(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,242,137(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,137(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,242,137(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,242,137(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,137(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Real Estate Corporation (I.R.S. Employer Identification No. 36-3953261)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,242,137(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,242,137(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,137(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc. (I.R.S. Employer Identification No. 42-1579325)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,550(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,550(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,550(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Eagle Financial Corp. (I.R.S. Employer Identification No. 36-3839340)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc. (I.R.S. Employer Identification No. 36-3640591)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,242,137(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,242,137(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,137(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of June 23, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,400(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Robert H. Baum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of June 23, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, Inland Real Estate Corporation, The Inland Group, Inc., Inland Western Retail Real Estate Trust, Inc., Eagle Financial Corporation, The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert D. Parks and Robert H. Baum with the Securities and Exchange Commission (the “SEC”) on April 7, 2008 (the “Initial Statement”), in connection with the acquisition of additional Shares by Reporting Persons.  Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.

Item 2.            Identity and Background.

Appendix D to Item 2 with respect to Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREC, which information is incorporated by reference into this Item 2, is hereby amended and restated in its entirety as filed with this Amendment No. 1.

Item 3.            Source and Amount of Funds or Other Consideration.

                Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

                Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 203,600 Shares for an aggregate price of $4,404,617 in approximately 32 open-market transactions from April 5, 2008 through June 20, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

CUSIP No. 751452202

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
May 5, 2008	Buy	18700	$21.97	$411,380
May 6, 2008	Buy	3300	$21.97	$72,605
May 7, 2008	Buy	37500	$21.91	$822,931
May 7, 2008	Buy	2000	$21.83	$43,650
May 7, 2008	Buy	2500	$21.86	$54,638
May 7, 2008	Buy	5000	$21.82	$109,075
May 8, 2008	Buy	19400	$21.92	$425,836
May 9, 2008	Buy	6000	$21.90	$131,585
May 21, 2008	Buy	700	$21.97	$15,405
May 23, 2008	Buy	15200	$21.87	$332,880
June 3, 2008	Buy	500	$21.97	$11,005
June 9, 2008	Buy	1000	$21.93	$21,935
June 9, 2008	Buy	1700	$21.94	$37,307
June 9, 2008	Buy	2500	$21.95	$54,888
June 9, 2008	Buy	1500	$21.96	$32,948
June 9, 2008	Buy	500	$21.97	$10,988
June 10, 2008	Buy	400	$21.93	$8,774
June 10, 2008	Buy	500	$21.85	$10,928
June 10, 2008	Buy	500	$21.81	$10,908
June 10, 2008	Buy	500	$21.74	$10,874
June 10, 2008	Buy	1000	$21.73	$21,735
June 10, 2008	Buy	500	$21.62	$10,815
June 10, 2008	Buy	100	$21.63	$2,164
June 11, 2008	Buy	9600	$21.49	$206,282
June 12, 2008	Buy	11000	$21.46	$236,065
June 13, 2008	Buy	5200	$21.30	$110,776
June 16, 2008	Buy	3500	$21.48	$75,163
June 18, 2008	Buy	18500	$21.08	$390,519
June 19, 2008	Buy	1800	$20.69	$37,240
June 20, 2008	Buy	19100	$21.04	$401,949
June 23, 2008	Buy	12900	$20.96	$270,373

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, and TIRETG, respectively, none of their executive officers and directors has effected any other transactions in Shares of the Company in the last 60 days.

(d)           None.

(e)           Not Applicable.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit
7.5	Joint Filing Agreement

CUSIP No. 751452202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 24, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
		Name:	Brenda G. Gujral
		Title:	President

Dated:	June 24, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	June 24, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	June 24, 2008	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
		Name:	Mark E. Zalatoris
		Title:	Chief Executive Officer

Dated:	June 24, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	June 24, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
		Name:	Steven P. Grimes
		Title:	Chief Operating Officer and Chief Financial Officer

Dated:	June 24, 2008	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

CUSIP No. 751452202

Dated:	June 24, 2008	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	June 24, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated:	June 24, 2008	ROBERT D. PARKS

/s/ Robert D. Parks

Dated:	June 24, 2008	ROBERT H. BAUM

/s/ Robert H. Baum

Appendix D

IREC

Names and Titles of IREC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Roland W. Burris, Director	Manager and chief executive officer of Burris & Lebed Consulting LLC and of counsel to the law firm Burris, Wright, Slaughter & Tom, LLC since April 2002.	Burris & Lebed Consulting, LLC 35 East Wacker Drive, Suite 500 Chicago, Illinois 60601 United States Citizen
Thomas D’Arcy, Chairman	Principal in Bayside Realty Partners, a private real estate company focused on acquisition, renovation and development of land and income producing real estate primarily in the New England area.	Bayside Realty Partners 194 Central St. Saugus, MA 01906 United States Citizen
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Joel G. Herter, Director	Senior consultant of Wolf & Company LLP, certified public accountants.	Wolf & Company LLP 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen
Heidi N. Lawton, Director

President of Lawton Realty Group, Inc., a commercial real estate brokerage and management firm; responsible for all aspects of its operations, including structuring real estate investments, procuring partners or investors, acquiring land and properties and obtaining financing for development or acquisition.

Lawton Realty Group, Inc. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen
Thomas H. McAuley, Director	President of Inland Capital Markets Group, Inc., an affiliate of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Thomas McWilliams, Director

Licensed real estate broker specializing in the development of retail, office and residential properties in the western suburbs of Chicago; also serves as president of United Energy Associates, Inc., a full service energy management company.

1014 Burlington Avenue P. O. Box 3672 Lisle, Illinois 60532 United States Citizen
Joel D. Simmons, Director	Limited partner of Cohen Financial, a national real estate finance company; focuses on structuring and managing capital for commercial real estate transactions.	Cohen Financial 520 Lake Cook Road, Suite 350 Deerfield, Illinois 60015 United States Citizen
William W. Anderson, Vice President - Transactions	Vice President - Transactions, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-1

Beth Sprecher Brooks, Vice President, Secretary and General Counsel	Vice President, Secretary and General Counsel, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Brett A. Brown, Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
D. Scott Carr, President of Property Management	President of Inland Commercial Property Management, Inc., Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Mark E. Zalatoris, President and Chief Executive Officer	President and Chief Executive Officer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-2